UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Gauzy Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M4757U106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex Israel Fund LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	2,802,860
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	2,802,860
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,802,860

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

14.7%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex Partners (Gauzy) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	488,327
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	488,327
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

488,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.6%

12.	Type of Reporting Person (See Instructions)

PN

Page 3 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex Partners (MW) LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	373,122
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	373,122
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

373,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.0%

12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	3,664,309
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	3,664,309
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,664,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.3%

12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	3,664,309
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	3,664,309
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,664,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.3%

12.	Type of Reporting Person (See Instructions)

OO

Page 6 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex Investment Holdings II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	3,664,309
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	3,664,309
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,664,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.3%

12.	Type of Reporting Person (See Instructions)

OO

Page 7 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	3,664,309
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	3,664,309
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,664,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.3%

12.	Type of Reporting Person (See Instructions)

OO

Page 8 of 14 Pages

CUSIP No. M4757U106

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	3,664,309
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	3,664,309
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,664,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.3%

12.	Type of Reporting Person (See Instructions)

IN

Page 9 of 14 Pages

Item 1.

(a)	The name of the issuer is Gauzy Ltd. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 14 Hathiya Street, Tel Aviv 6816914, Israel.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Ibex Israel Fund LLLP, a Delaware limited liability limited partnership (the “Israel Fund”); (2) Ibex Partners (Gauzy) LP, a Delaware limited partnership (the “Gauzy Fund”); (3) Ibex Partners (MW) LLLP, a Delaware limited liability limited partnership (the “MW Fund”; and together with the Israel Fund and the Gauzy Fund, the “Funds”); (4) Ibex GP LLC, a Colorado limited liability company (the “General Partner”); (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”); (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (“GP Holdings”); (7) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); and (8) Justin B. Borus (all of the foregoing, collectively, the “Reporting Persons”).

The Funds are private investment vehicles. The Funds directly beneficially own the Ordinary Shares (as defined below) reported in this Statement. The General Partner is the general partner of the Funds. GP Holdings is the sole member of the General Partner. The Investment Manager is the investment manager of the Funds. IM Holdings is the sole member of the Investment Manager. Justin B. Borus is the manager of the General Partner, IM Holdings, GP Holdings and the Investment Manager. The General Partner, IM Holdings, GP Holdings, the Investment Manager and Justin B. Borus may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Funds. Each Fund may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the other Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 260 N. Josephine Street, Suite 300, Denver, CO 80206.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Ordinary Shares, no par value, of the Issuer (the “Ordinary Shares”).

(e)	The CUSIP Number of the Ordinary Shares is M4757U106.

Page 11 of 14 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the Event Date of September 30, 2024 (and which includes 332,790 Ordinary Shares that the Israel Fund may acquire within 60 days through the exercise of derivative securities).

The percentages of beneficial ownership contained herein are based on 18,693,362 Ordinary Shares outstanding as of September 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on November 12, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 12 of 14 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)       Not applicable.

(b)       Not applicable.

(c)       Not applicable.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Ibex Israel Fund LLLP

Ibex Partners (Gauzy) LP

Ibex Partners (MW) LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

Ibex Investors LLC

Justin B. Borus

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the General Partner (for itself and on behalf of the Funds), IM Holdings, GP Holdings and the Investment Manager

Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 15 of 14 Pages